UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 16, 2006

IDEXX LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-19271**	**01-0393723**
(State or other jurisdiction of incorporation or organization)	*(Commission File Number)*	*(IRS Employer Identification No.)*

One IDEXX Drive, Westbrook, Maine	**04092**
(Address of principal executive offices)	*(ZIP Code)*

207-856-0300
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. to Form 8-K):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

(d)   On March 17, 2006, IDEXX Laboratories, Inc. (the "Company") filed a Current Report on Form 8-K reporting that the Company's board of directors elected Barry C. Johnson, PhD as a director. At the time of the required filing, the board of directors had not yet determined the committees on which Dr. Johnson would serve.

At its meeting held on May 10, 2006, the Company's board of directors appointed Dr. Johnson as a member of the finance committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDEXX LABORATORIES, INC.

Date: May 12, 2006   By: /s/ Conan R. Deady
                                             Conan R. Deady
                                             Vice President, General Counsel & Secretary